MORGAN STANLEY REAL ESTATE FUND

1221 Avenue of the Americas

New York, NY 10020

March 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene
Division of Investment Management

Re:	Morgan Stanley Real Estate Fund
(File Nos. 333-68077 and 811-9117)

Dear Mr. Greene:

Thank you for your telephonic comments on March 6, 2007 regarding the registration statement on Form N-1A for Morgan Stanley Real Estate Fund (the “Fund”) filed with the Securities and Exchange Commission on January 26, 2007. Below, we provide responses or any supplemental explanations to the Staff’s comments, as requested. Post-effective amendment number 10 to the Fund’s registration statement on Form N-1A, will be filed via EDGAR on or about March 23, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	Please confirm that the appropriate boxes are checked on the cover sheet to Form N-1A.

Response 2. We confirm that the appropriate boxes are checked.

Comment 3.	Please indicate whether the Fund is current with its 40-17G filings.

Response 3. The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 4.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 4. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 5.	In the section titled “Description of the Fund and its Investment and Risks – Loans of Portfolio Securities” disclose whether the Fund may use an affiliated securities lending agent.

Response 5. The Fund does not use an affiliated lending agent.

Comment 6.

With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 6. The Fund did not invest in other investment companies during the prior fiscal year therefore no edits need to be made to the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5442. Thank you.

Sincerely,
/s/ Rita Rubin
Rita Rubin